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                         SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, D.C.  20549

                                  AMENDMENT NO. 4
                                         TO
                                    SCHEDULE 13D


                     Under the Securities Exchange Act of 1934


                            CORNERSTONE PROPERTIES, INC.
                                  (Name of Issuer)


                             COMMON STOCK, NO PAR VALUE
                           (Title of Class of Securities)


                                     218916104
                                   (CUSIP Number)


                              ANN F. CHAMBERLAIN, ESQ.
                               RICHARDS & O'NEIL, LLP
                                  885 THIRD AVENUE
                                 NEW YORK, NEW YORK
                                     10022-4873
                                   (212) 207-1200
                   (Name, Address and Telephone Number of Person
                 Authorized to Receive Notices and Communications)


                                 February 11, 2000
              (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. / /


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                                     SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP     NO. 218916104
--------------------------------------------------------------------------------
(1)  Name of reporting person           STICHTING PENSIOENFONDS VOOR
                                        DE GEZONDHEID GEESTELIJKE EN
------------------------------------    MAATSCHAPPELIJKE BELANGEN

     S.S. or I.R.S. identification
     Nos. of above persons

------------------------------------

-------------------------------------- -----------------------------------------
(2)  Check the appropriate box if a
     member of a group                  (a)  / /
     (see instructions)                 (b)  / /

-------------------------------------- -----------------------------------------
(3)  SEC use only


-------------------------------------- -----------------------------------------
(4)  Source of funds
     (see instructions)
                                        WC

-------------------------------------- -----------------------------------------
(5)  Check if disclosure of legal
     proceedings is required pursuant   / /
     to items 2(d) or 2(e)

-------------------------------------- -----------------------------------------
(6)  Citizenship or place of
     organization                       THE NETHERLANDS

-------------------------------------- -----------------------------------------
Number of shares beneficially owned
by each reporting person with:
-------------------------------------- -----------------------------------------
(7)  Sole voting power                  45,779,703

-------------------------------------- -----------------------------------------
(8)  Shared voting power                0

-------------------------------------- -----------------------------------------
(9)  Sole dispositive power             45,779,703

-------------------------------------- -----------------------------------------
(10) Shared dispositive power           0

-------------------------------------- -----------------------------------------
(11) Aggregate amount beneficially
     owned by each reporting person     45,779,703

-------------------------------------- -----------------------------------------
(12) Check box if the aggregate amount
     in Row (11) excludes certain
     shares (see instructions)          / /
-------------------------------------- -----------------------------------------
(13) Percent of class represented by
     amount in Row (11)                 35.4%

-------------------------------------- -----------------------------------------
(14) Type of reporting person
     (see instructions)                 OO
-------------------------------------- -----------------------------------------


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                     CORNERSTONE PROPERTIES, INC. SCHEDULE 13D
                                  AMENDMENT NO. 4


     This Amendment No. 4 ("AMENDMENT NO. 4") amends a Statement on Schedule 13D (the "SCHEDULE 13D"), dated as of August 26, 1997 and filed by Stichting Pensioenfonds Voor De Gezondheid Geestelijke en Maatschappelijke Belangen ("PGGM") the "REPORTING PERSON"), as amended by an Amendment No. 1, dated as of October 30, 1997 ("AMENDMENT NO. 1") an Amendment No. 2, dated as of
June 30, 1998 ("AMENDMENT NO. 2") and on Amendment No. 3 dated December 31, 1998 ("AMENDMENT No 3"). This Amendment No. 4 amends Items 6 and 7 of the
Schedule 13D. Items 1, 2, 3, 4 and 5 are not amended hereby. Capitalized terms used in this Amendment No. 4 not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D and Amendments No. 1, 2 and 3.

     This Amendment No. 4 is being filed to reflect that, in connection with the Agreement and Plan of Merger (the "Merger Agreement"), dated February 11, 2000, between Equity Office Properties Trust ("EOP"), EOP Operating Limited Partnership ("EOP PARTNERSHIP"), Cornerstone Properties (the "COMPANY") and Cornerstone Properties Limited Partnership ("CORNERSTONE PARTNERSHIP") and the transactions contemplated therein, the Company, EOP, EOP Partnership, and WCP Services, Inc. ("WCP") have entered into a Voting Agreement (the "VOTING AGREEMENT"), dated February 11, 2000 with respect to the shares of Common Stock of the Company, a copy of which is attached as EXHIBIT T hereto.


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ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
          RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     Except for the information set forth in Items 3, 4, 5 and 6 of Amendment No. 2, Item 6 of Amendment No. 3 and as described below in this Item 6, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between or among the persons named in Item 2 or between such persons and any other person with respect to the Common Stock of the Company.


     1.   VOTING AGREEMENT

     In connection with the transactions contemplated by the Merger Agreement, EOP, EOP Partnership, WCP and PGGM entered into the Voting Agreement.

          A.    DISPOSITION OF CORNERSTONE COMMON SHARES

     From the date of the Voting Agreement until the earlier of the date on which the transactions contemplated by the Merger Agreement are consummated or 30 days after the date on which the Merger Agreement is terminated, PGGM may not, directly or indirectly (i) sell, transfer, pledge, encumber, assign or otherwise dispose (or enter into any contract or other understanding with respect to any of the foregoing) of common shares of the Company; (ii) grant any proxies for any common shares of the Company or deposit any common shares of the Company into a voting trust with respect to any matters described in
(i) above; (iii) tender any common shares of the company in a transaction other than a transaction contemplated by the Merger Agreement; or (iv) take any action which is intended to prevent or disable PGGM from performing its obligations under the Voting Agreement. Notwithstanding the foregoing, PGGM may transfer its common shares of the Company so long as the transferee thereof agrees in writing by the terms of the Voting Agreement.

          B.    VOTING

     From the date of the Voting Agreement until the earlier of (i) the date on which the transactions contemplated by the Merger Agreement are consummated on (ii) 30 days after the date on which the Merger Agreement is terminated, PGGM shall cast or cause to be cast all votes attributable to its shares of the Company in connection with any meeting to vote (i) in favor of adoption of the Merger Agreement and approval of all transactions contemplated by the Merger Agreement and (ii) against approval or adoption of any action or agreement (other than the Merger Agreement and the transactions contemplated thereby) made or taken in opposition to or in competition with the transactions contemplated by the Merger Agreement.


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ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

     EXHIBIT A, which was previously filed as Exhibit A to Amendment No. 2 contains the name, citizenship, office, business address and present principal occupation of each executive officer and director of PGGM.

     EXHIBIT B, which appears on page 22 of Amendment No. 2, contains the name, citizenship, office, business address and present principal occupation of each executive officer and director of DIHC.

     EXHIBIT C, previously filed as Exhibit C to Schedule 13D, is the Loan Purchase Agreement by PGGM and the Company dated as of August 18, 1997.

     EXHIBIT D, previously filed as Exhibit D to Schedule 13D, is Schedule 3.07(a) of the Loan Purchase Agreement, which sets forth the Purchased Loans and the Purchased Loan Documents of PGGM transferred to the Company.

     EXHIBIT E, previously filed as Exhibit E to Schedule 13D, is the Stock Purchase Agreement by DIHC and the Company dated as of August 18, 1997.

     EXHIBIT F, previously filed as Exhibit F to Schedule 13D, are Schedules
3.02 and 3.03(a) of the 1997 Stock Purchase Agreement, which set forth the Seller Subsidiary Shares of DIHC transferred to the Company.

     EXHIBIT G, previously filed as Exhibit G to Schedule 13D, is Schedule 1.01(1) of the 1997 Stock Purchase Agreement, which sets forth the properties of DIHC transferred to the Company.

     EXHIBIT H, which appears on page 23 of Amendment No. 2, is the Stock Purchase Agreement entered into by the Company and PGGM on June 22, 1998.

     EXHIBIT I, previously filed as Exhibit A to Amendment No. 1, is a copy of the Common Stock Purchase Agreement referred to in Item 5 hereof.


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     EXHIBIT J, previously filed as Exhibit B to Amendment No. 1, is the
Registration Rights and Voting Agreement entered into by PGGM, DIHC, and the Company on October 27, 1997, the provisions of which are described in the
Schedule 13D.

     EXHIBIT K, which appears on page 38 of Amendment No. 2, is the form of the Amended and Restated Registration Rights and Voting Agreement which is proposed to be entered into by PGGM, DIHC, and the Company.

     EXHIBIT L, previously filed as Exhibit I to Amendment No. 1, is the amendment to the Company's Charter.

     EXHIBIT M, which appears on page 72 of Amendment No. 2, is the proposed Amended and Restated Bylaws of the Company.

     EXHIBIT N, which appears on page 89 of Amendment No. 2, is the Voting Agreement entered into by the Company, WW&A, PGGM and DIHC on June 22, 1998.

     EXHIBIT O, previously filed as Exhibit C to Amendment No. 1, is the Joint Filing Agreement between PGGM and DIHC.

     EXHIBIT P, which appears on page 10 of Amendment No. 3, is the First Amendment, dated November 20, 1998, to the Stock Purchase Agreement.

     EXHIBIT Q, which appears on page 12 of Amendment No. 3, is the Amended and Restated Registration Rights and Voting Agreement, dated December 16, 1998.

     EXHIBIT R, which appears on page 49 of Amendment No. 3, is the form of Amended and Restated Bylaws of the Company adopted effective December 16, 1998.

     EXHIBIT S, which appears on page 66 of Amendment No. 3, is the Joint Filing Agreement between PGGM and DIHC, dated December 31, 1998.

     EXHIBIT T, which appears on page 8 of this Amendment No. 4, is the Voting Aggreement, dated February 11, 2000 between PGGM, EOP, EOP Partnership and WCP.


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                                      SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:  February 18, 2000

                                 STICHTING PENSIOENFONDS VOOR DE
                                 GEZONDHEID GEESTELIJKE EN
                                 MAATSCHAPPELIJKE BELANGEN


                                 By:     /s/ Jan H.W.R van der Vlist
                                     -------------------------------------
                                      Name:  Jan H.W.R van der Vlist
                                      Title: Director of Real Estate



                                 By:     /s/ Anneke C. van de Puttelaar
                                     -------------------------------------
                                      Name:  Anneke C. van de Puttelaar
                                      Title: Portfolio Manager Real Estate


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